TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

FINAL AMENDMENT

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Network Six, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640901203

(CUSIP Number)

William B. Lawrence
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

(Continued on following pages)

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CUSIP No. 640901203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRW Inc. ("TRW"), I.D. #34-0575430		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ___ (b) ___
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		___
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	8,000
	8	SHARED VOTING POWER	
	9	SOLE DISPOSITIVE POWER	8,000
	10	SHARED DISPOSITIVE POWER	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100 percent		
14	TYPE OF REPORTING PERSON CO		

SCHEDULE 13D

This Final Amendment amends and supplements the Schedule 13D filed on June 18, 2001, by TRW Inc., an Ohio corporation ("TRW") and its wholly owned subsidiary, NSI Systems Inc., a Rhode Island corporation ("Merger Sub"), with the Securities and Exchange Commission in respect of the merger of Merger Sub with and into Network Six Inc. ("Network Six"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4(a) – (b) is hereby amended and supplemented by the addition of the following paragraph:

On August 16, 2001, TRW and Network Six filed with the Secretary of State of Rhode Island Articles of Merger and the Merger was consummated. Also on August 16, 2001, TRW requested that the Common Stock no longer be quoted on The Nasdaq SmallCap Market and a Form 15 was filed with the Securities and Exchange Commission on behalf of Network Six to commence the procedure to terminate the registration of the Common Stock and Network Six's reporting obligations under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the addition thereto of the following:

On August 16, 2001, immediately prior to the consummation of the Merger, TRW acquired from the Preferred Shareholder pursuant to the Preferred Agreement all 714,285.68 outstanding shares of Series A Convertible Preferred Stock of Network Six.

On August 16, 2001, TRW and Network Six filed Articles of Merger with the Secretary of State of Rhode Island, and the Secretary of State of Rhode Island issued a Certificate of Merger. Pursuant to the Agreement and Plan of Merger, all of the outstanding shares of common stock of Network Six were cancelled and converted into the right to receive $3.60 per share in cash, the Series A Convertible Preferred Stock was cancelled, and Network Six became a wholly owned subsidiary of TRW. Pursuant to the Agreement and Plan of Merger, the shares of Merger Sub common stock outstanding immediately prior to the Merger were converted into 8,000 shares of common stock of Network Six, the surviving corporation of the merger, which shares constitute all of the issued and outstanding capital stock of Network Six and which are owned by TRW.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2001

TRW INC

By: /s/ W. B. Lawrence

W. B. Lawrence
Executive Vice President and
General Counsel

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The name and present principal occupation or employment of each director and executive officer of TRW and certain other information are set forth below. The business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States, except that Lord Hollick and Messrs. Maciver and Plant are each citizens of England and Mr. Pfannschmidt is a citizen of Germany.

Name	Present Principal Occupation or Employment
Michael H. Armacost	Director of TRW and President of the Brookings Institution.
David M. Cote	Director, Chairman of the Board, President and Chief Executive Officer.
Martin Feldstein	Director of TRW, Professor of Economics at Harvard University, and President and Chief Executive Officer of the National Bureau of Economic Research.
Kenneth W. Freeman	Director of TRW and Chairman of the Board and Chief Executive Officer of Quest Diagnostics Inc.
Robert M. Gates	Director of TRW, consultant, author and lecturer.
George H. Heilmeier	Director of TRW and Chairman Emeritus of Telcordia Technologies (formerly Bellcore).
Clive R. Hollick	Director of TRW and Director and Chief Executive of United Business Media plc.
Karen N. Horn	Director of TRW, Managing Director of Marsh Inc. and President, Marsh Private Client Services International of Marsh Inc.
Howard V. Knicely	Director and Executive Vice President, Human Resources and Communications.
David B. Lewis	Director of TRW and Chairman of the Board of Lewis & Munday, a Detroit law firm.
Lynn M. Martin	Director of TRW, consultant and lecturer.
John D. Ong	Director of TRW and Chairman Emeritus of The BFGoodrich Company.

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Name	Present Principal Occupation or Employment
Timothy W. Hannemann	President and Chief Executive Officer, TRW Space & Electronics.
William B. Lawrence	Executive Vice President, General Counsel & Secretary.
William K. Maciver	President and Chief Executive Officer, TRW Aeronautical Systems.
Philip A. Odeen	Executive Vice President, TRW Washington Operations.
Heinz Pfannschmidt	President and Chief Executive Officer, TRW Automotive Electronics.
John C. Plant	President and Chief Executive Officer, TRW Chassis Systems.
James F. Smith	President and Chief Executive Officer, TRW Occupant Safety Systems.
Peter Staudhammer	Vice President, Science & Technology.
Robert H. Swan	Executive Vice President & Chief Financial Officer.
Donald C. Winter	President and Chief Executive Officer, TRW Systems.

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